Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No.: 001-16095)

Talking Points for Rick Jelinek (for use with senior market leaders)

Introduction

•	Good [morning/afternoon] and thank you all for joining this call today.

•	By now you have all read and been briefed about the news. I’ll take a few moments to recap the announcement and share a few points about the communications and activities happening today.

•	Let me start by summarizing the announcement and a few points Mark shared earlier.

Review Announcement

•	Yesterday, CVS Health and Aetna issued a joint press release announcing that CVS Health has agreed to acquire Aetna.

•	This transaction is a historic moment for our company. It marks the next step on our journey, and will position Aetna and CVS Health to revolutionize the consumer health care experience.

•	We will combine Aetna’s industry leading health care benefits and services with CVS Health’s 9,700 retail locations, 1,100 clinics and integrated pharmacy capabilities to become the trusted front door to health care.

•	Together we plan to build an entirely new health care concept that will deliver a better experience, reduce costs and improve access to trusted health care experts in communities across the country.

•	CVS Health and Aetna are committed to utilizing CVS Health’s retail locations as community health hubs for Aetna members and other consumers. These hubs will provide a new health care solution dedicated to improving consumer wellbeing and answering questions about health, prescription drugs and health care benefits.

•	Aetna has a proud 164-year history. We have established our company as a proven leader in health care. This combination will enable us to remain in this leadership position, providing greater value to the people we serve.

•	The work you do every day will be needed to fulfill the vision of the combined company. To enable our success, CVS Health is committed to keeping Aetna management in place.

•	CVS Health has also committed to maintaining the Aetna brand in the marketplace because of the exceptional value we provide.

•	Aetna will operate as a separate business unit of CVS Health, together building on our distinguished history and positioning our business for growth for many years to come.

•	While this is an exciting transaction, we as a leadership team must continue executing our business plans.

•	Today’s announcement is just the first step in the process, and we expect the transaction to close in the second half of 2018, following regulatory and other required approvals. Until then, Aetna and CVS Health will continue to operate in every respect as two independent companies. Even after the transaction closes, it will take time for the companies to completely integrate and for change to occur.

Highlight Communication Timeline and Actions

•	There are a series of communications taking place internally and externally throughout today.

•	Employees were informed by Mark and through AetNet yesterday and today.

•	[Many of you participated in Mark’s meeting with the top leaders earlier and received an email with links to approved materials, including key messages and Q&As. – Rick – note that not all of your participants were invited to Mark’s meeting -- only VPs and above.]

•	Mark will host an all-employee meeting this afternoon (Monday) at 2 p.m. Eastern.

•	Additional communications happening today and in the coming days with EXTERNAL constituents include:

1.	National Accounts Co-Op

2.	National Broker Advisory Council

3.	Aetna Physician Advisory Board

4.	Joint Venture partners

5.	Large national health systems

6.	Federal and state public officials

7.	CMS

8.	State Medicaid directors

9.	And more

•	Approved talking points and/or letters are being provided to our Sales, Network and Customer Service teams. Teams have been determining where proactive outreach is warranted, and you should talk with your teams about ones you believe would benefit from a call. Keep in mind that national relationships are already being coordinated so let’s be thoughtful and check in with relationship manager leads before initiating outreach where others may be on point.

•	Please use only approved materials in your communications. There are rules governing public communications relating to the transaction, and those include communications with both external and internal constituents.

•	For our customers and providers, we want to stress that the transaction will have no immediate impact on the plans or service we provide. We remain as committed as ever to delivering low cost, high quality health care plans and improving the overall experience for our members. This combination with CVS Health will help us realize these goals, making us a better partner with greater capabilities.

Closing remarks

•	In closing, I ask that you be proactive with your people – listen to your teams and please let us know what is on their minds. It’s also important that we all stay focused on the business – and encourage our associates to do the same.

•	Additional information about the transaction has been posted on Aetna’s intranet as well as our external website, www.Aetna.com.

•	We will keep you informed as we move toward completing this transaction and provide updates on integration planning details.

•	If you have additional questions after reviewing all of the information, please reach out to me or send your questions to communications@aetna.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.